Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: August 9, 2022

Leonardo DRS and RADA Electronic Jefferies Industrial Conference Fireside Chat Transcript
August 9, 2022
Sheila Kahyaoglu, Analyst, Jefferies Group LLC:

Thanks everyone for joining. My name is Sheila Kahyaoglu with the Jefferies Aerospace and Defense Equity Research team in the U.S. But we’re going to talk about a European company. We have Dubi Sella here, who’s CEO of RADA Electronics; and Mike Dippold, EVP and CFO of Leonardo DRS. I’m going to skip reading your bios but we’re going to head right into Q&A. I appreciate all the color you guys will give us.

So maybe just to talk, you guys have been busy over the last few months. You’ve announced a merger of RADA and DRS. How did it come about – how did you arrive at the ownership structure? Because it’s a question we’ve received a lot from investors and what’s the timeline from here?

Mike Dippold, Executive Vice President and Chief Financial Officer-Leonardo DRS

Sure. I’ll take this one. So the merger between DRS and RADA has really been kind of years of collaboration. We’ve worked together for quite some time but really I’ll start with the DRS side and then migrate into to the RADA side of the merger. But ultimately DRS operates in kind of four key market segments, two of which is advanced sensing and force protection. And this is where the added capability of RADA will really enhance our position and our capability in those markets.

Starting with force protection. We currently work with RADA on the short range air defense program, the M-SHORAD program. This is where we really started to see the benefits of a collaboration between DRS and RADA. So on this program, we started shaping the specifications for this program.

We saw the emerging threat of short range air defense and the vulnerabilities. We talked to Dubi and realized his capabilities from a tactical radar perspective and really shaped that platform. And we actually executed that from kind of the identification of the threat, the design of the system to a fielded demo unit in less than 15 months. So that really became the poster child for the army in terms of how do you do rapid procurement. And it also kind of showed DRS and RADA the value of collaboration, which really started to get the idea of moving in terms of what a merger would look like. But it’s kind of moving from the force protection. And what we see more into long-term is really what can happen in the advanced sensing arena.

So when we think of the future of sensing, we think that there’s going to be no situation anymore where you’re sending a manned vehicle into a contested zone and in order to get to that autonomy and allow for that autonomy, you’re going to have to start to fuse and integrate all the data points. And by that, I mean, the sensors you’re going to have to take all these disparate sensors that we currently have and start to capture that information, communicate that information and allow for a more streamlined decision making.

So when we call this integrated sensing theory, the one sensor that we were missing in order to make this vision happen was the radar, the antenna. And that’s again where we think there’s some real strategic synergies here of this merger. So that’s kind of how we started having these conversations.

And similarly RADA was at a little bit of a crossroads in that, they needed – their market was in an evolutionary period as well, where they’re going from these urgent needs kind of sell off-the-shelf to combat this new threat of drones and short range air defense. And now they’re moving to a situation where there’s going to be more competitions at the system level and the integration. So they needed some more – some U.S. muscle help the specifications, shaping like we did on SHORAD. And that’s kind of why they were interested in this merger as well. And it seemed like a win-win for both sides.

When we started talking about the deal structure, the ownership percentage, the way we structured the transaction was really to allow for a premium like a takeout, premium control premium to the Rada shareholders.

So Rada’s give or take 9% of the combined company EBITDA and they’re getting about a 19.5% ownership stake in a new company. That’s what we – how we structured this, the combined company is going to be give or take $280 million of LTM EBITDA. And when you start looking at the company fundamentals in terms of revenue growth, margin expansion, balance sheet health, we think as the market starts to understand the value proposition, you’re going to see kind of that, that controlled premium and that shareholder return to the Rada shareholders.

In terms of timing, S-4 was just filed last week. So we think for the SEC review period that this should kind of push towards a November close.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Okay. Makes sense. Maybe Dubi, this one’s for you, but if you could combine it with some of the comments Mike made about, what does the revenue growth structure look like of the company and how you think about the larger opportunities from – for Rada, whether it’s I am sure as CV-90 if you could talk about that.

Dubi Sella, Chief Executive Officer-RADA

Yeah. Let’s talk about APS first. That’s the easy part. This is a potentially half of our addressable market, but it is still incubating. We are under contract on the CV-90 Netherlands through Elbit Iron Fist system, which we are part of and also the Israeli a ton vehicle.

We have high hopes around the active protection here on the Bradley in the U.S. The system is being tested any day – any decision should be made very soon, whether we passed or not, where their signs are very good. And we do hope that funds will be found soon enough to make it a program – a production program.

And we have other avenues in the world. It will affect our top line only in 2023 and most importantly in 2024. A few tens of millions of dollars we anticipate then, but going back to our bread and butter as of now the counter UAV and the short-range defense. We anticipated this market back in 2010, and started developing using our own initiatives and funds and ideas.

And when the market opened up in 2016, 2017 after Ukraine round one, we were with a mature product. And we assumed that the U.S. market will be the first and foremost. And so it happened and we en enjoyed four years of 100% growth in the last four years, started with 10 ended with over 80. But we knew all along that this kind of growth, which is a reflecting urgency and urgent needs will not be sustained forever.

And this is why to compliment what Mike described. We started to looking for the long-term is not being a pure technology in the defense, but being a defense technology company, which we are. And we focused early on this year that they are revenues in the U.S. will not be 160, but about 90, maybe it’ll be a bit less because the first half was a bit slow.

But the market is changing from the urgency to programs that are end to end solutions, competition, the value of death, the two years of constructing the program in the defense. And this is why we started looking for partners. We do believe our next strategic goal is $250 million organically radars only. And we can reach that while the U.S. should stabilize around 100, 120, any number can win here. Europe and the rest of the world should rise to this level and active protection should add to that. So 250 something that we see coming our way in three to four years, however, we need more support, more muscles and the merger with DRS is actually the right move for us.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

And then you’ve been able to win as you said, four years of a 100% growth, you’ve been able to win on major programs and some ad hoc work. What drives Rada to win? What gets you expecting on a program?

Dubi Sella, Chief Executive Officer-RADA

Yeah, being a small player, our best ever year was below 120 last year. So we know opposition, we live and die on our merits, and our offering is the best value radar you can find the performance over price is unique. Sometimes we are as low as 20% of the prices of our competition, let alone the fact that we were mature when the market opened up and nobody else was there around. So this is what we are maintaining. We are now launching three new radars that we have developed in the last two, three years to sustain our leading position. It’s all about performance over price.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Then maybe if we could talk about the cost side and how the transaction impacts whether that’s your footprint or just your production base if you could talk about that.

Dubi Sella, Chief Executive Officer-RADA

Yeah. Well, DRS are recognizing the value that we are giving not only in performance over price, but also as an innovative company, agile company that runs fast and works a bit differently than traditional defense contractors until now. We are going to stay pretty much the same. Our cost structure is profitable.

I mean, our radars are made 100% with using commercial of the shelf components.

We have reduced cost to unprecedented areas. We are very efficient and the whole idea of merging with DRS or being acquired by them is the top line synergy and not the cost synergy. We cannot save here anything, basically, we are very efficient. We have our production facility in the U.S. that is doubling our capacity and actually satisfying the U.S. needs. DRS doesn’t have a production facility operator, so it’s going to stay the same.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Okay. Mike, I have one for you and it’s easy. What is DRS? You’re a private company – you’re essentially a private company within Leonardo. So can you talk about what’s – what investors need to understand?

Mike Dippold, Executive Vice President and Chief Financial Officer-Leonardo DRS

Yeah. So I’ll pull this a little closer. So first and foremost, I think one of the things to understand is that even though we were acquired by Leonardo in 2008, we have operated relatively autonomously under a proxy agreement. I think that’s an important factor for the investors to know, because in order to operate in defense industry for classified programs, we had to establish the proxy. And that has our own Board of Directors, make the own – our own decisions in terms investing levels and what we need to do to achieve what we’ve been able to achieve.

So we’ve – even though we’ve been a subsidiary operated relatively autonomously, and that includes actually for the last 18 months filing as a 34 Act filer. So we have our 10-Ks out there, our 10-Qs, there should be abundance of information for the investors to get familiar with who we are. But out outside of just the operations and how we’re structured, it’s also just the size and what we’ve been able to accomplish.

So DRS has been able to generate about a 9% organic revenue CAGR since 2018 and in doing so, we’ve also had a CAGR on EBITDA that’s about 20%. So we’ve had this large margin expansion. We’ve grown the EBITDA to about $280 million of profit generation and have done a real good job converting our profit into cash at about a 90% level of net income. So we have a history of kind of successful revenue growth. We’ve operated autonomously. And now with the merger of Rada into some of our key market segments, we think there’s a lot of opportunity.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

That’s great. And you’ve talked about growth acceleration within legacy DRS with the path towards, I think double digit growth over the next 24 months. Can you talk about some of those drivers, Columbia class space countermeasures?

Mike Dippold, Executive Vice President and Chief Financial Officer-Leonardo DRS

Sure, sure. And when I think about the growth of DRS, I think about it in two phases. The first is in those four markets in which we operate in, those markets are well supported by the President’s recent budget drop. So each of those markets are growing twice as fast as the defense budget give or take kind of 5% except in the electric power and propulsion, which is growing twice as fast at that at the 10% level.

So we’ve got this natural kind of macro tailwind into the markets in which we operate. Our programs are well supported. That’s going to provide that kind of short-term, mid single-digits growth on the revenue side. But maybe more importantly and more exciting is, is that we have these four key growth factors in which we think we can really increase market share and propel that kind of mid-to-long term into the higher single-digits, low double-digits type of growth.

And that’s really in space sensing as hypersonics has disrupted, missile detection and missile tracking our sensing capability and the LEO satellites as well positioned to assist in the hypersonics tracking initiatives, also that Columbia Class investment that you mentioned, and the electric propulsion system that we created for that. The Navy is seeing the benefits of that. And as they start talking about the new ship classes and the 370-ship Navy, that’s going to be built. We see four to five near-term ship classes that are going to covet this electric propulsion system. And that’s going to be a $6 billion addressable market for us that doesn’t exist today. That should really propel growth.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

How much of this is from opportunities that you have to go get versus business that’s already in the backlog and programs that you’re on inspect on?

Dubi Sella, Chief Executive Officer-RADA

So, if you think about it in a two phases, the organic programs that we’re on, our portfolio of programs is, is well positioned. Don’t have a lot of competitive threats or recompete on those programs. We’re well positioned through 2026 on all of our major programs. So that gives us the opportunity to then focus on the competitions, which are going to grow market share, which is in that space payload, space sensing market that we identified, and then also on the new ship classes. So the mid-single-digit growth is really well protected, because the programs that we are on do not have that recompete threats in the near-term. And that’s giving us an opportunity to kind of supercharge the growth by adjacent market penetration.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

And maybe if you could talk about profitability for a little bit, stepping back, going back to 2008, maybe just give people perspective, where were your margins then if you know it, I apologize. I didn’t ask you to look that up beforehand, where are they now? And kind of your target, I believe is 150 bps to 200 bps from 2021 to 2023. So can you bridge that for us?

Dubi Sella, Chief Executive Officer-RADA

Yes. So back in kind of in our pre-public days when Leonardo bought us, we were sitting around to 12% EBITDA margin if I recall correctly. And we really redefined ourselves from that point into where we are today. We’ve put in the past five years, a lot of investment into this Columbia Class program about a $100 million over the past five years in that development effort, that’s really suppressed our margins.

The beauty of that though, is that that program is now moving into production. And what that means on this particular program, because we’re so sourced is that we get to reprice each successive ship set based upon our actuals with a fee on it. So, we’re going to see pretty distinct profitability jumps on the overall DRS level, really from that program and what that contribution level is going to be from there. So that’s what we’ve been seeing. We increase profit about 120 basis points from 2020 to 2021. And we’re going to see a similar increase in profit margins as that Columbia class continues to generate more revenue from the re-priced production levels versus the development program in which we invested heavily on.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

And then you’ve targeted 90% free cash flow conversion to net income with post close net debt-to-EBITDA of 0.5 times. How do you think about deploying the balance sheet in cash post deal?

Dubi Sella, Chief Executive Officer-RADA

Well, that’s what kind of gets us excited because if you start to put all the pieces together, we have this well-positioned organic revenue growth potential. We have a margin expansion that we think will really outpace most of our peers because of that Columbia class and what that’s going to contribute as that profit is growing. It’s also going to throw off cash because we’ve historically done a pretty good job of converting our profit into cash. So it’s going to give us along with the healthy balance sheet a lot of fire power and obviously, our main priority is going to be to reinvest that in the business with a focus on M&A. I think we have some real tangible opportunities to accelerate some of these growth vectors through some kind of disciplined M&A strategy. And we’re really focused on enhancing those capabilities within these kind of four key markets.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Yeah. And maybe if you could talk about just transitioning to the combined company, we’ve touched on a lot of the growth factors potentially, but what’s the roadmap of what the longer-term opportunities could look like?

Dubi Sella, Chief Executive Officer-RADA

So the longer-term opportunities are really going to be twofold. And the first I touched on a little bit with the – which is the desire of the Navy to continue this electrification thrust that they have. And the propulsion system for the Columbia class was really groundbreaking in that, it used as a permanent magnet motor, which makes that capability much quieter. And when you’re talking about a submarine, you want a quiet submarine, or you’re a found submarine and that’s not effective. So what the Navy is realizing now is that that capability is something that’s going to be coveted on these new ship classes. So there’s already the T-AGOS program, which is a submarine hunting ship class that has made the decision to go full electric. There’s also Korean ship class, their destroyer that they’ve chosen to go full electric.

And as those decisions are made, it really opens up the opportunity for DRS to continue to have Columbia type revenue generation from this permanent magnet motor electric propulsion systems. So that’s going to be a growth thrust that we’re really excited about as well as this space sensing, because we believe that we’re going to have a real toehold into space payloads.

The SDA tranche tracking layer tranche 1 that was just issued. We look to be a teammate on that and provide our payload solutions there. And then also with Rada, this integrated sensing is going to be the long-term vision for the army. And because of the addition of Rada’s capabilities, we really think we can lead that evolution to an integrated sensing and autonomy. So those are the kind of, the vectors that are pretty exciting for the long-term.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Dubi, this one is back to you, when we think about some of the challenges, you’ve had in the second quarter, what are you hearing in with your customers in terms of award timing and when you expect the revenue recovery to happen?

Dubi Sella, Chief Executive Officer-RADA

Yeah, well we didn’t lose anything. It’s a matter of changing the behavior of our market from the urgency to the more stabilized programs. And it took a while. We start to see recovery. We thought that we can recover immediately. I mean, we don’t have any headwinds from supply chain or something. We again, our model is to produce this through the stock and deliver very fast.

So it’s a matter of getting the orders and the orders are starting to come. I thought at the end of the first quarter, that it’ll be faster, but probably Ukraine created such urgent need in some other places that the Pentagon is doing other stuff instead of our programs, but it’s coming back. We soon enough, we’ll go back to our, to the levels that we anticipated early on. It’s all about getting the orders.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

And then, if we could talk about Ukraine, how much demand has it created and have you seen incremental opportunities from that yet?

Dubi Sella, Chief Executive Officer-RADA

Yes, well, Ukraine is a hope so to speak. Not that we hope for that, but once it happens potentially it increases our urgent market because of the counter UAV and shorting – defense demand. DRS is actually experiencing that. And we are part of their solutions before the merger. But this, it’s heavy systems. It takes time. It’s not like an ammo. It’s not something that you deliver from the shelf and send and forget. We do have some end-to-end solutions that we are part of that were shipped but it takes a while, probably a year or so.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Great. Well, I’m excited to see what you guys have going forward and appreciate you both being here to tell the story. Thank you both.

Dubi Sella, Chief Executive Officer-RADA

Thank you very much.

Sheila Kahyaoglu, Analyst, Jefferies Group LLC

Thanks guys.

This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Limited (“RADA”) and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.
DRS has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 with the SEC on August 3, 2022, which includes a prospectus of DRS, and certain other documents in connection with the transaction. DRS and RADA may also file or furnish with the SEC other documents regarding the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed or furnished, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which have been or will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.